
                                                                      EXHIBIT 12

                         PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

                      COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                      Years Ended December 31,
                                        ---------   ---------   ---------  ----------  ---------
                                        1993(A)       1994        1995       1996        1997
                                        ---------   ---------   ---------  ----------  ---------
                                                (Millions of Dollars, where applicable)
Earnings as Defined in Regulation S-K:
Income from Continuing Operations (B)       $549        $667        $627        $588       $560
Federal Income Taxes (C)                     296         320         348         297        313
Fixed Charges                                539         535         549         528        543
                                        ---------   ---------   ---------  ----------  ---------
Earnings                                  $1,384      $1,522      $1,524      $1,413     $1,416
                                        =========   =========   =========  ==========  =========

Fixed Charges as Defined in
Regulation S-K (D)

Total Interest Expense (E)                  $471        $462        $464        $453       $470
Interest Factor in Rentals                    11          12          12          12         11
Subsidiaries' Preferred Securities
Dividend Requirements                         --           2          16          28         44
Preferred Stock Dividends                     38          41          34          23         12
Adjustment to Preferred Stock
Dividends to state on a
  pre-income tax basis                        19          18          23          12          6
                                        ---------   ---------   ---------  ----------  ---------
                                            $539        $535        $549        $528       $543
                                        =========   =========   =========  ==========  =========

Ratio of Earnings to Fixed Charges          2.57        2.84        2.78        2.68       2.61
                                        =========   =========   =========  ==========  =========

Notes:

(A) Excludes cumulative effect of $5.4 million credit to income reflecting a change in income taxes.

(B)  Excludes income from discontinued operations.

(C)  Includes State income taxes and Federal income taxes for other incomes.

(D) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for Public Service Enterprise Group Incorporated.

(E)  Excludes interest expense from discontinued operations.

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